Mail Stop 6010


      January 3, 2006


Mr. Jeffrey Bouchard
Chief Financial Officer
8100 SW Nyberg Road
Tualatin, OR  97062

	Re:	Pixelworks, Inc.
      Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarter Ended March 31, 2005, June 30, 2005, and
     September 30, 2005
      File No. 000-30269

Dear Mr. Bouchard:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Consolidated Financial Statements, page 43

-Consolidated Statement of Operations, page 45

1. We note that you have presented your stock-based compensation as a separate line item in your consolidated statements of operations. Please revise future filings to present the amounts of stock-based compensation within the appropriate functional categories, i.e., cost of revenues, research and development and SG&A, based on the classification of the related cash compensation paid to the employees receiving stock-based compensation. Please refer to SAB Topic 14.F.

Consolidated Statement of Cash Flows, page 46

2. We note you acquired property and equipment and other assets under
extended payment terms during the year ended December 31, 2004 and
the nine months ended September 30, 2005.   Please tell us and
revise
your notes to the financial statements in future filings to disclose the nature of these programs and the extended payment terms given to you.

Notes to Consolidated Financial Statements, page 48

Note 2.  Summary of Significant Accounting Policies, page 48

-Revenue Recognition, page 50

3. We note that you entered into arrangements to sell your products through distributors and that you recognize revenue upon shipment to these distributors. Tell us the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions such as your stock rotation rights program that may exist and how you account for such obligations. Also, please tell us how you account for the price protection programs that you give to your distributors. Specifically, please tell us how you meet the fixed and determinable fee criteria. Refer to the guidance in SAB 104, SFAS 48, and EITF 01-09.

-Long Term Debt and Debt Issuance Costs, page 58

4. We note that you have issued $150 million of 1.75% convertible notes during 2004. We further note from Exhibits 4.1 and 4.2 filed with your June 30, 2004 Form 10-Q that these notes contain features that allow for adjustments to the conversion rate based upon certain events. Please tell us if you have determined if these notes meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 and the basis for your conclusion. If you determined that your notes are not conventionally convertible, please tell us how you have analyzed the conversion feature under paragraphs 12-32 of EITF
00-19.

5. Further to the above, it appears that these convertible notes may contain embedded derivatives such as a put option whereby the holder may redeem the notes at certain dates and a call option whereby the issuer can redeem the notes. Please explain to us how you accounted for these features and the basis for your accounting. Please note that you should perform a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to
SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision. Refer to the guidance in SFAS 133 and EITF
00-19.

Item 9A.  Controls and Procedures, page 68

-Disclosure Controls and Procedures, page 68

6. We note your statement that your chief executive officer and your chief financial officer have determined that your disclosure controls and procedures were not adequate. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are not effective. Please revise your disclosure in future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

Form 10-Q for the Quarter Ended September 30, 2005

-Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 9.  Acquisitions, page 15

7. We note that the excess of the purchase price over the net assets acquired in Equator Technologies, Inc. acquisition resulted in goodwill of approximately $58 million. Tell us and revise your future filings to include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Form 8-K filed on October 25, 2005, July 27, 2005, April 28, 2005

8. We note that you present your non-GAAP measures in the form of statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP revenue, non-GAAP SG&A and R&D expenses, non-GAAP Stock-based compensation and amortization of purchased intangible asset, non-GAAP income from operations, non-GAAP income before taxes, and non-GAAP net income, which have not been identified or described to investors.
In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item
10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.
* To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, please do not hesitate to contact
Michele
Gohlke, Branch Chief, at (202)551-3327.


      							Sincerely,



								Kevin Vaughn
								Reviewing Accountant



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Mr. Jeffrey Bouchard
Pixelworks, Inc.
January 3, 2006
Page 5